UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the
Superintendencia de Valores y Seguros de Chile on August 9, 2006

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F                    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes                    No .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

FOR IMMEDIATE RELEASE SQM REPORTS EARNINGS FOR THE YEAR 2005

Highlights

· •	Second quarter 2006 earnings of US$1.56 per ADR grew 37.7% versus US$1.13 reported in the second quarter of 2005.

· •	First half 2006 earnings of US$2.86 per ADR grew 38.1% versus US$2.07 reported in the first half of 2005

· •	As expected, second quarter revenues were 22.7% higher than those of the second quarter last year. Revenues for the first six months of this year were 14.2% higher than those recorded during the first half of the previous year.

Santiago, Chile, August 9, 2006.-Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the second quarter of 2006, which reached US$41.0 million (US$1.56 per ADR), 37.7% higher than the US$29.7 million (US$1.13 per ADR) recorded during the second quarter of 2005. Operating income reached US$64.4 million (22.6% of revenues), compared to the US$51.1 million (21.9% of revenues) of the year-ago quarter. Revenues reached US$285.6 million, approximately 22.7% higher than the US$232.8 million recorded for the second quarter of 2005.

SQM’s Chief Executive Officer, Patricio Contesse, stated “With these results we have achieved 21 straight quarters of improving results and we expect that the positive market conditions observed during this first half will continue in the future”. He added “Despite the higher production costs, mainly due to the increase in energy-related costs and the continued restrictions in the supply of natural gas, we expect that operating income for the second half of this year will be higher than the operating income of the second half of last year and similar to that recorded in the first half of 2006”.

Earnings for the first half of 2006 reached US$ 75.3 million (US$ 2.86 per ADR), 38.1% higher than the US$ 54.5 million (US$ 2.07 per ADR) reported for the first half of the previous year. Operating income for the first half of 2006 was US$113.0 million (22.4% of revenues), compared to the US$ 89.0 million (20.1% of revenues) of the first half of the previous year. Revenues obtained during the first half of 2006 reached US$ 504.7 million, approximately 14.2% higher than the US$442.1 million reported for the same period of the previous year.

Patricio Contesse indicated “We continue making progress in our capital expenditure program. The first important milestone related with the iodine expansion is complete, and we are now working very hard to achieve the expansions in potassium nitrate and lithium carbonate”.

The analysis of the different business areas is the following:

1.- Specialty Plant Nutrition

During the second quarter of 2006 revenues reached US$143.1 million, 13.5% higher than the US$126.1 million recorded during the second quarter of 2005.

Revenues for the first half of 2006 reached US$250.2 million, higher than the US$ 243.2 million of the same period of the previous year.

		1H 2006	1H 2005	2006/2005

Sodium nitrate	Th. Ton	28	29	-2	-7%
Potassium nitrate and sodium potassium nitrate	Th. Ton	335	378	-44	-12%
Blended and borate specialty plant nutrients	Th. Ton	84	81	3	3%
Other non SQM specialty plant nutrients	Th. Ton	66	62	4	7%

Potassium sulfate	Th. Ton	95	81	13	16%

Revenues	MUS$	250,2	243,2	7	3%

The main factors that explain the difference between first half 2006 versus the same period of the previous year are:

•	Continuing with the positive trend observed during the last year, prices observed in the first half of 2006 were higher than in the same period of the previous year.

•	Sales of sodium potassium nitrate and potassium nitrate in Latin America, and especially in Brazil, were lower than last year, mainly due to a reduction in the planted hectares of the target crops. This reduction in the planted hectares is believed to have been caused in part by the strengthening of the Real against the US dollar, affecting the export volumes of local producers.

•	Lower volumes of potassium nitrate sold to the Chinese market. During January 2005, a delayed 4Q 2004 vessel was sent to the Chinese market and in 2006 sales have been scheduled to the second half of year. These two effects combined explain the year-over-year decrease. We expect that 2006 volume sales to China will be higher than in 2005.

•	Lower volumes of potassium nitrate sold in the Chilean and North American markets, due to a shift in volumes towards the second half of 2006.

•	Lower volumes of soluble potassium nitrate sold in the European markets, due to a shift in volumes towards the second half of 2006.

As stated in previous releases, potassium nitrate demand continues to be strong and will be able to absorb the additional capacity brought into the market by other potassium nitrate producers.

SQM expects that second half 2006 sales volumes will be higher than volumes recorded in second half 2005.

Specialty plant nutrition gross margin(1) for the first half of 2006 was approximately US$3.5 million higher than the margin of the same period of the previous year. This increase is due to the higher sales prices that were partially offset by lower volumes and higher production costs.

2.- Iodine and iodine derivatives

Iodine and iodine derivatives revenues for the second quarter of 2006 reached US$61.4 million, 65.9% higher than the US$37.0 million recorded during the second quarter of 2005.

During the first half of 2006 revenues reached US$113.4 million, 51.8% higher than the US$ 74.7 million of the same period of the previous year.

		1H 2006	1H 2005	2006/2005

Iodine and derivatives	Th. Ton	5,2	4,3	0,8	19%

Revenues	MUS$	113,4	74,7	38,7	52%

The higher revenues reached in this business line are explained both by higher volumes and higher prices:

•	Higher volumes were mainly due to the acquisition of DSM’s iodine business during first quarter 2006.

•	The areas with higher consumption of iodine were Europe and North America, and the most important applications that are driving the increase in demand are x-ray contrast media, LCD polarizing film and pharmaceutical industries.

The strong demand growth and the high capacity utilization rates in the industry have continued pushing prices up. For the first half of this year the iodine and iodine derivatives price grew on average close to US$ 4.5 per kilogram compared to the same period of the previous year.

Iodine and iodine derivatives gross margin for first half of 2006 was approximately US$10.5 million higher than the gross margin of the previous year. This increase is due to the higher sales prices and volumes that were partially offset by higher production costs.

3.- Lithium and lithium derivatives

Lithium and lithium derivatives revenues for the second quarter of 2006 reached US$32.3 million, 47% higher than the US$22.0 million reached for the same period of 2005.

During the first half of 2006 revenues of lithium and lithium derivatives reached US$ 58.1 million, 41.1% higher than the US$ 41.2 million recorded for the first half of 2005.

		1H 2006	1H 2005	2006/2005

Lithium carbonate and derivatives	Th. Ton	15,0	15,3	-0,3	-2%

Revenues	MUS$	58,1	41,2	16,9	41%

Higher revenues in this business line are mainly explained by improved price conditions. The strong demand observed during the last few years combined with the high capacity utilization rates in the industry have put an upward pressure on prices.

During the first half of 2006, sales volumes were slightly lower than the year before, mainly due to product availability. Considering market trends, SQM expects to revert this situation during the second half of 2006, with full year sales volumes being higher than sales recorded in 2005.

The main drivers for the market growth were the consumption in the batteries, glass and frits markets. Another application with an important increase during this period was the continuous casting powder used in the steel industry.

Lithium and lithium derivatives gross margin for the first half of 2006 was approximately US$14.5million higher than the gross margin of the same period of previous year. The lower sales volumes were more than offset by higher prices in the same period.

4.- Industrial chemicals

Industrial Chemicals revenues during the second quarter of 2006 reached US$18.9 million, similar to the US$18.8 million recorded for the same period of the previous year.

During the first half of 2006 revenues reached US$36.8 million, slightly lower than the US$37.2 million of the same period of the previous year.

		1H 2006	1H 2005	2006/2005

Industrial nitrates	Th. Ton	81	89	-9	-10%
Sodium sulfate	Th. Ton	6	17	-10	-62%
Boric acid	Th. Ton	5	3	2	93%

Revenues	MUS$	36,8	37,2	-0,4	-1%

The decrease in revenues in this business line is mainly explained by a reduction in sales volumes of sodium nitrate, due to a lower demand from the explosives industry. This reduction in consumption is related to delays in certain mining projects and formulation changes.

Potassium nitrate sales volumes were slightly lower than in the first half of 2005, mainly explained by lower sales volumes to Europe and Asia due to decreased production of CRT for television.

Industrial chemicals gross margin for the first half of 2006 was approximately US$1 million lower than the gross margin of the same period of the previous year, mainly due to lower sales volumes and higher production costs, partially offset by higher prices.

5.- Others

Potassium chloride

Revenues for the second quarter of 2006 reached US$7.6 million, 29.7% lower than the US$10.8 million reached during the same period of 2005.

During the first half of 2006 revenues reached US$ 11.7 million, 25% lower than the US$ 15.6 million recorded in the first half of 2005

		1H 2006	1H 2005	2006/2005

Potassium chloride	Th. Ton	45,2	64,2	-19,0	-30%

Revenues	MUS$	11,7	15,6	-3,9	-25%

As stated in previous releases, lower revenues are mainly explained by a decrease in third party sales of potassium chloride and an increase of internal consumption in the production of potassium nitrate.

Additionally, the Company has stated that consistent with its potassium chloride policy, it will continue favoring the internal consumption of potassium chloride for the production of potassium nitrate.

Other commodity fertilizers

Sales of other commodity fertilizers increased to US$22.3 million during the second quarter of 2006, from the US$18.2 million of the same period of 2005.

During the first half of 2006 revenues reached US$ 34.6 million, 14% higher than the US$ 30.3 million recorded in the first half of 2005.

Selling and administrative expenses

Selling and Administrative Expenses reached US$33.1 million (6.5% of revenues) during the first half of 2006 compared to the US$31.0 million (7.0% of revenues) recorded during the same period of the previous year.

Operating costs

As informed in the first quarter earning release, year over year operating costs are higher mainly due to the energy, raw materials and exchange rate factors:

•	As oil price continues to increase, SQM operations that are intensive in diesel and fuel oil consumption are suffering from increased costs.

•	Raw materials continue with its upward trend, increasing costs across all business lines

•	Strengthening of the Chilean peso has increased the dollar value of our peso-related costs.

Second quarter production costs were negatively affected by the significant gas shortages that had to be replaced by higher-cost alternative fuels.

Additionally, SQM expects that second half production costs will continue to be negatively affected by the gas shortages from Argentina that the company has been suffering since April of this year.

Non-operating Income

The company recorded a non-operating loss for the first half of 2006 of US$17.3 million which is slightly higher than the US$16.9 million loss of the same period of the previous year. The main variation in the non-operating loss was the following:

•	Net financial expenses(2) reached US$(8.1) million during first half of 2006, higher than the US$(5.6) million of first half of 2005. This increase in financial expenses is related to the increase in the financial debt of the company

•	As of June 30, 2005, SQM had an extraordinary provision of approximately US$5 million due to the loss of an arbitration process in France.

Notes:

(1) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(2) Net financial expenses correspond to total financial expenses net of financial income and capitalized interests during the period.

SQM is an integrated producer and distributor of specialty plant nutrition, industrial chemicals, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty plant nutrition, iodine and lithium.

This leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based in vast and high quality natural resources.
•	Know how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales offices with offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty plant nutrition.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information contact:
Romina Soza, 56-2-4252074 / 56-2-4252485 / romina.soza@sqm.com
Patricio Vargas, 56-2-4252274 / 56-2-4252485 / patricio.vargas@sqm.com

Statements in this release concerning the Company’s business outlook or future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under the Federal Securities Laws. Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Income Statement

			For the 6-month period
(US$ Millions)	For the 2nd Quarter		ended June 30,
	2006	2005	2006	2005

Revenues	285,6	232,8	504,7	442,1

Specialty Fertilizers	143,1	126,1	250,2	243,2
Potassium nitrate and Blended Fertilizers(1)	122,8	112,1	217,6	216,9
Potassium Sulfate	20,3	14,0	32,6	26,2
Industrial Chemicals	18,9	18,8	36,8	37,2
Industrial Nitrates	16,7	16,7	32,5	33,4
Sodium Sulfate	0,8	1,3	1,4	2,2
Boric Acid	1,4	0,8	2,9	1,6
Iodine and iodine derivatives	61,4	37,0	113,4	74,7
Lithium and lithium derivatives	32,3	22,0	58,1	41,2
Other Income	29,9	29,0	46,3	45,9
Potassium Chloride (Potash)	7,6	10,8	11,7	15,6
Others	22,3	18,2	34,6	30,3

Cost of Goods Sold	(180,7)	(148,8)	(314,6)	(289,1)
Depreciation	(23,0)	(16,5)	(44,0)	(33,0)

Gross Margin	81,9	67,5	146,1	120,0

Selling and Administrative Expenses	(17,5)	(16,4)	(33,1)	(31,0)

Operating Income	64,4	51,1	113,0	89,0

Non-Operating Income	(11,8)	(11,5)	(17,3)	(16,9)
Financial Income	4,2	1,7	6,1	2,9
Financial Expenses	(11,3)	(5,5)	(19,2)	(10,4)
Capitalized Interest (2)	2,7	1,2	5,0	1,9
Others	(7,4)	(8,9)	(9,2)	(11,3)

Income Before Taxes	52,6	39,5	95,6	72,1
Income Tax	(11,2)	(9,4)	(19,6)	(16,6)
Other Items	(0,5)	(0,3)	(0,8)	(1,0)

Net Income	41,0	29,7	75,3	54,5
Net Income per ADR (US$)	1,56	1,13	2,86	2,07

(1)	Includes Blended Fertilizers, Yara Specialty Fertilizers and Other Specialty Fertilizers
(2)	Capitalized Interests in fixed assets

Balance Sheet

(US$ Millions)	As of June 30
	2006	2005

Current Assets	906,9	646,6
Cash and cash equivalents (1)	242,1	68,5
Account receivables (2)	177,2	145,5
Inventories	374,3	322,2
Others	113,3	110,4

Fixed Assets	892,5	721,8

Other Assets	120,7	91,3
Investment in related companies (3)	61,8	35,6
Others	59,0	55,7

Total Assets	1.920,1	1.459,7

Current Liabilities	404,8	124,4
Short term interest bearing debt	262,0	6,1
Others	142,8	118,3

Long-Term Liabilities	460,3	349,7
Long term interest bearing debt	398,4	300,0
Others	61,8	49,7

Minority Interest	34,9	31,9

Shareholders' Equity	1.020,1	953,7

Total Liabilities	1.920,1	1.459,7

Current Ratio (4)	2,2	5,2
Net Debt / Total capitalization (5)	28,4%	19,4%

(1)	Cash + time deposits + marketable securities
(2)	Account receivables + account receivables from related co.
(3)	Investment in related companies net of goodwill and neg. goodwill
(4)	Current assets / current liabilities
(5)	Net Interest bearing debt/ (Net Interest bearing debt + Equity+ Minority Int.)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:            /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer &
Business Development SVP
Date: August 9, 2006